UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO

Exchange Act of 1934

§ 240.13d-2(a)

(Amendment No. 21)

Capital City Bank Group, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

139 74 105

(CUSIP Number)

J. Kimbrough Davis

P.O. Box 11248

Tallahassee, Florida 32302-3248

(850) 402.7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 139 74 105

Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS	Robert Hill Smith
I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A	(a) ☐
	MEMBER OF A GROUP	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*	AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A.

NUMBER OF	7	SOLE VOTING POWER	2,104,337
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	1,380,967
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	2,104,337
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE	1,380,967
		POWER

11	AGGREGATE AMOUNT BENEFICIALLY	3,485,304
	OWNED BY EACH REPORTING PERSON

12	CHECK BOX IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11)	20.4%

14	TYPE OF REPORTING PERSON*	IN

AMENDMENT NO. 21 TO SCHEDULE 13D

             This Amendment No. 21 amends and supplements the Statement on Schedule 13D and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 4.	Purpose of Transaction is amended to include:

On September 22, 2010, 431,526 shares of CCBG Common Stock were distributed from The William Godfrey Smith Trust to its beneficiaries, Robert Hill Smith and William G. Smith, Jr., who immediately contributed the shares to the 2S Partnership.

There are no plans or proposals by Robert Hill Smith to take any of the actions listed in Item 4(a)-(j). Robert Hill Smith may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by Robert Hill Smith in light of market conditions or other factors

.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b), and (c) are amended to read as follows:

		Number of	Percentage
		Shares	Ownership**
(a)	Robert Hill Smith	2,003,761	11.7%
	Robert Hill Smith as Custodian for
	Virginia Austin Smith (Minor Daughter)	50,288	*
	Robert Hill Smith as Custodian for
	Warren Hamilton Smith (Minor Son)	50,288	*
	The VAS Trust	80,728	*
	The WHS Trust	80,728	*
	The JWS Trust	84,321	*
	The WGS III Trust	84,321	*
	The William Godfrey Smith Trust	1,491	*
	2S Partnership	1,049,378	6.1%
		3,485,304	20.4%

*Less than 1%.

**Based on 17,095,481 shares of CCBG Common Stock outstanding as of September 21, 2010.

(b)

Mr. Smith has sole voting and investment power with respect to 2,104,337 shares of CCBG common stock consisting of (a) 2,003,761 shares held directly, (b) 50,288 shares held as Custodian for Virginia Austin Smith, and (c) 50,288 shares held as Custodian for Warren Hamilton Smith.

Mr. Smith shares voting and investment power with William G. Smith, Jr., Chairman and Chief Executive Officer, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 1,380,967 shares of CCBG common stock, consisting of (u) 80,728 shares in the VAS Trust, (v) 80,728 shares in the WHS Trust, (w) 84,321 shares in the JWS Trust, (x) 84,321 shares in the WGS III Trust, (y) 1,491 shares in the William Godfrey Smith Trust, and (z) 1,049,378 shares in the 2S Partnership.

(c)

On September 22, 2010, 431,526 shares of CCBG Common Stock were distributed from The William Godfrey Smith Trust to its beneficiaries, Robert Hill Smith and William G. Smith, Jr., who immediately contributed the shares to the 2S Partnership. No consideration was paid for the shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2010

/s/ Robert Hill Smith
Robert Hill Smith